United States securities and exchange commission logo





                             May 1, 2023

       Patrick Obara
       Chief Financial Officer
       URANIUM ENERGY CORP
       1030 West Georgia Street, Suite 1830
       Vancouver, British Columbia, Canada V6E 2Y3

                                                        Re: URANIUM ENERGY CORP
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended July 31, 2022
                                                            Response dated
April 25, 2023
                                                            File No. 001-33706

       Dear Patrick Obara:

              We have reviewed your April 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 17, 2023 letter.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022

       Item 15. Exhibits, Financial Statement Schedules
       96.6, page 276

   1. We note your response to comment 2. In subsequent filings please revise to include the exploration target
table(s) that do not include the contained pounds of uranium, consistent with the definition of
an exploration target.
   2.                                                   We note your response
to comment 3. We note from your response that you have
                                                        assumed a $65 per pound
uranium price for the Anderson Project with respect to the cut-
                                                        off grade, along with
processing costs estimated in 2014 of $10.63 per ton which have been escalated in 2023
to approximately $14.00 per ton. Additionally we note from page
                                                        200 of your amended
Form 10-K filing for the fiscal year ended July 31, 2022 that the
 Patrick Obara
URANIUM ENERGY CORP
May 1, 2023
Page 2
         Anderson project will be mined through a combination of surface and underground mining methods.

         Considering it is assumed that the Anderson project will be mined through conventional means, the cut-off grade determination should also include mining costs and possibly other costs associated with extraction and processing. Please include all unit costs in the description of your cut-off grade, and clearly describe how you determined the 0.02% cut-
         off was calculated in order to establish prospects of economic extraction of your mineral resources.
        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at 202-
551-3610 if you have questions regarding the engineering comments.



FirstName LastNamePatrick Obara                               Sincerely,
Comapany NameURANIUM ENERGY CORP
                                                              Division of
Corporation Finance
May 1, 2023 Page 2                                            Office of Energy
& Transportation
FirstName LastName